Exhibit 99.1

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE FIRST QUARTER OF FISCAL 2024

Trading Symbol: TSX: SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, July 13, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the first quarter of fiscal year 2024 ended June 30, 2023 ("Q1 Fiscal 2024"). The Company expects to release its Q1 Fiscal 2024 unaudited financial results on Thursday, August 3, 2023 after market close.

Production highlights

  Gold and silver production are on track to achieve Fiscal 2024 annual guidance;
  Silver equivalent (including silver and gold)1 production of approximately 1.9 million ounces, effectively the same as Q1 Fiscal 2023;
  Gold production of 1,552 ounces; 41% increase over Q1 Fiscal 2023;
  Silver production of approximately 1.8 million ounces; 4% decrease over Q1 Fiscal 2023; and
  Zinc and lead production of approximately 17.8 million pounds and 6.8 million pounds; 7% and 2% decreases, respectively, over Q1 Fiscal 2023.

The lower silver and lead production is primarily due to a decrease in head grades at the Ying Mining District in line with the planned mining sequences and Mineral Reserves.

The Company reiterates its Fiscal 2024 production guidance of approximately 6.8 to 7.2 million ounces of silver, 4,400 to 5,500 ounces of gold, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc.

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[1] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio of 1:84, and then adding the converted amount expressed in silver ounces to the ounces of silver.

First Quarter Fiscal 2024 Consolidated Operating Highlights

	First Quarter Fiscal 2024			First Quarter Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonne)	213,748	89,472	303,220	214,038	86,066	300,104
Ore Milled (tonne)	208,809	86,286	295,095	212,055	86,121	298,176

Head Grades
Silver (gram/tonne)	254	80		267	71
Lead (%)	3.6	1.4		3.9	1.4
Zinc (%)	0.7	2.7		0.7	2.9

Recovery Rates
Silver (%)	95.1	82.7		95.7	83.4
Lead (%)	95.5	90.7		95.4	89.8
Zinc (%)	69.6	90.4		58.1	90.4

Metal production
Gold (ounces)	1,552	-	1,552	1,100	-	1,100
Silver (in thousands of ounces)	1,597	183	1,780	1,696	164	1,860
Lead (in thousands of pounds)	15,382	2,434	17,816	16,718	2,370	19,088
Zinc (in thousands of pounds)	2,113	4,708	6,821	1,928	4,998	6,926

Metals sold
Gold (ounces)	1,495	-	1,495	1,100	-	1,100
Silver (in thousands of ounces)	1,631	184	1,815	1,759	156	1,915
Lead (in thousands of pounds)	15,002	2,328	17,330	16,760	2,365	19,125
Zinc (in thousands of pounds)	2,132	4,788	6,920	2,035	4,893	6,928

At the Ying Mining District, 213,748 tonnes of ore were mined, effectively the same as Q1 Fiscal 2023, and 208,809 tonnes of ore were milled, down 2% over Q1 Fiscal 2023. Approximately 1.6 million ounces of silver, 1,552 ounces of gold, 15.4 million pounds of lead, and 2.1 million pounds of zinc were produced, representing increases of 41% and 10%, respectively in gold and zinc, and decreases of 6% and 8%, respectively, in silver and lead over Q1 Fiscal 2023.

At the GC Mine, 89,472 tonnes of ore were mined, up 4% over Q1 Fiscal 2023, and 86,286 tonnes of ore were milled, effectively the same as Q1 Fiscal 2023. Approximately 183 thousand ounces of silver, 2.4 million pounds of lead, and 4.7 million pounds of zinc were produced, representing increases of 12% and 3%, respectively, in silver and lead, and a decrease of 6% in zinc, over Q1 Fiscal 2023.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 13-JUL-23